SEC 2338
(6-00)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                                       OMB APPROVAL
                                                       OMB Number: 3235-0423
                                                       Expires: April 30,2003
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                                                       hours per response: 177.0


              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                ON MAY 25, 2001



                                                      REGISTRATION NO. 333-57468



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1

                                       TO


                                    FORM SB-1

                        REGISTRATION STATEMENT UNDER THE

                             SECURITIES ACT OF 1933

                       MedStrong International Corporation

                 (Name of Small Business Issuer in Its Charter)



           Delaware                             4899                           95-4827717

  (State of Jurisdiction of          (Primary Standard Industrial           (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)          Identification No.)


 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274; (310) 544-9900
          (Address and Telephone Number of Principal Executive Offices)

         500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274
                    (Address of Principal Place of Business)

                    Jerry R. Farrar, Chief Executive Officer
                       MedStrong International Corporation
 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274; (310) 544-9900
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

                             Stephen Rosenberg, Esq.
                            Ralph A. Siciliano, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue, 13th Floor
                               New York, NY 10022
                              Phone: (212) 508-6700
                            Facsimile: (212) 371-1084

                            James M. Schneider, Esq.
                              Atlas Pearlman, P.A.
                             350 Las Olas Boulevard
                            Ft. Lauderdale, FL 33301
                              Phone: (954) 763-1200
                            Facsimile: (954) 766-7800

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, checking the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         CALCULATION OF REGISTRATION FEE




     TITLE OF EACH                                PROPOSED           PROPOSED
        CLASS OF                DOLLAR            MAXIMUM             MAXIMUM         AMOUNT OF
       SECURITIES            AMOUNT TO BE      OFFERING PRICE   AGGREGATE OFFERING  REGISTRATION
    TO BE REGISTERED          REGISTERED          PER UNIT             PRICE             FEE
         Units                $4,000,000      $.50 per Unit         $4,000,000       $    1,000

     Common Stock,
   $.001 par value(1)         $3,920,000      $.49 per Share        $3,920,000               --

Common Stock Warrants(1)      $   80,000      $.01 per Warrant      $   80,000               --

Common Stock, $.001 par
         value,               $6,000,000      $.75 per Share        $6,000,000       $    1,500
Issuable on Exercise of
        Warrants




         (1) Included in units for the purposes of calculating the registration fee.

                                   PROSPECTUS


                    SUBJECT TO COMPLETION, DATED MAY 25, 2001





                       MEDSTRONG INTERNATIONAL CORPORATION

                                 8,000,000 units
                                  $.50 per unit
                                  consisting of
                        8,000,000 shares of common stock
                                       and
     warrants to purchase 8,000,000 shares of common stock at $.75 per share


         This is MedStrong International Corporation's initial public offering, and no public market currently exists for our securities. The offering price may not reflect the market price of our securities after the offering.

         The warrants are immediately detachable from the common stock and will be separately tradable. No public market currently exists for the warrants

         A trading symbol for the shares will be assigned by the OTC Bulletin Board when the listing of our common stock is approved.

         This offering is highly speculative and involves special risks concerning MedStrong and its business and the nature of this offering. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

         - WE ARE OFFERING OUR UNITS FOR SALE TO THE PUBLIC ON A "BEST EFFORTS" BASIS, WITH NO REQUIRED MINIMUM AMOUNT TO BE RAISED AND YOUR FUNDS WILL NOT BE HELD IN ESCROW PENDING ANY SUCH MINIMUM AMOUNT.

         - THE OFFERING OF THE UNITS WILL TERMINATE ON THE EARLIER OF THE DATE ALL OF THE UNITS ARE SUBSCRIBED FOR OR DECEMBER 31, 2001.


                       MEDSTRONG INTERNATIONAL CORPORATION

                         500 SILVER SPUR ROAD, SUITE 303

                          RANCHO PALOS VERDES, CA 90274

                                 (310) 544-9900






                           Robert M. Cohen & Co., Inc.



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE UNITS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE UNITS AND IT IS NOT SOLICITING AN OFFER TO BUY THE UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                                Price to          Placement          Proceeds
        Placement                Public         Commissions(2)     To Issuer(1)
Per Unit ...............     $         .50      $         .05      $         .45
Total                        $   4,000,000      $     400,000      $   3,600,000


(1)      Before deducting expenses of this offering, estimated at $241,500.



(2) The placement agent will also receive warrants to purchase units. See "Description of Securities - Placement Agent Warrants."



The date of this prospectus is May 25, 2001

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY .....................................................       2
RISK FACTORS ...........................................................       4
NOTE REGARDING FORWARD LOOKING STATEMENTS ..............................       8
USE OF PROCEEDS ........................................................      10
DIVIDEND POLICY ........................................................      11
CAPITALIZATION .........................................................      11
DILUTION ...............................................................      12
DESCRIPTION OF BUSINESS ................................................      13
MANAGEMENT .............................................................      19
PRINCIPAL STOCKHOLDERS .................................................      24
DESCRIPTION OF SECURITIES ..............................................      26
PLAN OF DISTRIBUTION ...................................................      28
SHARES ELIGIBLE FOR FUTURE SALE ........................................      29
LEGAL MATTERS ..........................................................      30
OFFICE .................................................................      30
EXPERTS ................................................................      30
ADDITIONAL INFORMATION .................................................      31
FINANCIAL STATEMENTS ...................................................      32

                               PROSPECTUS SUMMARY


THE OFFERING




         Common stock to be outstanding
           after the offering (1).................................................................       34,210,000 shares



         (1)      Based on the number of shares outstanding as of May 15, 2001.
                  Includes: 210,000 shares of common stock issuable to our note holders because their notes were not paid in full as of May 15, 2001.



         The warrants are tradeable and are exercisable at any time after the date of this prospectus until three years from the date of this prospectus.


THE COMPANY


         MedStrong International Corporation has developed an information repository to store and transfer patient medical records in a secure environment and the software necessary to transfer the information over the internet allowing for data retrieval and modification. Our web site became operational on March 25, 2001 and was revised on April 22, 2001. Our internet address is WWW.MEDSTRONG.COM. Our first subscriber sales occurred in the second quarter of 2001. We provide consumers the ability to store and have access to or authorize another individual to have access to his or her medical records at any time from anywhere that has internet access. We intend this service to provide a consumer with the benefit of having all of his or her medical information in one place so that the information may be accessed at the authorization of the consumer by any attending doctor. We intend that this will enhance the quality of patient care in doctors' offices and in emergency rooms across the country. We also intend that this service will allow doctors to share patient medical information through the internet which could save the time and cost of physically transporting medical records between doctors' offices.


DESCRIPTION OF SECURITIES


         Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share. 26,000,000 shares of our common stock are issued and outstanding. No warrants are outstanding. Each warrant sold in this offering gives its holder the right to purchase one share of common stock at $.75. A maximum of 8,000,000 shares of common stock are issuable upon the exercise of the warrants. If our common stock trades for at least 5 consecutive trading days at a price of $1.50 or more, MedStrong will have the right to call the warrants at a price of $.01 per warrant unless an investor chooses to exercise the warrant at that time.



         Through a private debt offering in December, 2000 we raised $250,000 by issuing 10 notes of $25,000 each to ten individuals. In addition to his or her right to have his or her note repaid plus interest, each note holder has the right to acquire 5,000 shares of common stock at a price of $.01 per share for each month that the notes have not been paid. Since the notes have not yet been paid, the note holders are entitled to a total of 210,000 shares of common stock as of May 15, 2001 for an aggregate price of $2,100.



         Through an additional private debt offering in May, 2001, we have raised an additional $125,000. The holders of this debt do not have the right to acquire any common stock.


SUMMARY OF FINANCIAL DATA


         The following tables set forth certain summary financial data for MedStrong. You should read this information together with the financial statements and the notes to the statements appearing elsewhere in this prospectus.




                                                         FOR THE THREE MONTHS ENDED                    FOR THE PERIOD FROM
                                                               MARCH 31, 2001                           INCEPTION THROUGH
STATEMENT OF OPERATIONS DATA:                                    (UNAUDITED)                            DECEMBER 31, 2000
-----------------------------                                    -----------                            -----------------
Revenues                                                            $      0                                   $     0
Loss from operations                                               ($148,335)                                 ($75,360)
Net loss                                                           ($248,226)                                 ($79,157)
Net loss attributable to stockholders                              ($248,226)                                 ($79,157)
Basic and diluted net loss per share                               ($   0.01)                                 ($  0.00)
Weighted average shares outstanding used in
basic and diluted net loss per share calculation                  26,000,000                                26,000,000





BALANCE SHEET DATA:                                           MARCH 31, 2001                           DECEMBER 31, 2000
-------------------                                           --------------                           -----------------
Cash & cash equivalents                                          $ 13,421                                  $ 24,418
Working capital (deficit)                                       ($428,348)                                ($127,153)
Total assets                                                     $213,143                                  $ 93,260
Total liabilities                                                $442,516                                  $157,717
Total stockholders' capital deficiency                          ($229,373)                                 ($64,457)

RISK FACTORS

YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR SECURITIES.


RISKS RELATING TO OUR STATUS AS A START-UP COMPANY



IF WE DO NOT RAISE AT LEAST $2,000,000, WE WILL NOT HAVE SUFFICIENT FUNDS TO CARRY OUT OUR BUSINESS PLAN



         This is a best efforts offering with no required minimum amount to be raised and your funds will not be held in escrow pending any such minimum amount. If $2,000,000 is raised we expect to have sufficient funds to carry out our immediate business plan for 12 months, including the full implementation of our marketing and sales plan. If $2,000,000 is not raised, those investors who do invest with us will have a significantly greater risk that their entire investment will be lost. If we raise only $650,000 we will have only enough funds to pay the placement agent commissions and offering expenses and pay off our total debt in the amount of $375,000, plus interest. Investors may suffer the entire loss of their investment, simply because we have not raised enough funds to operate our business.



EVEN IF WE RAISE $2,000,000, WE WILL NEED ADDITIONAL FINANCING TO CONTINUE OUR OPERATIONS



         Until we obtain revenues from operations, our ability to successfully complete our business plan will depend upon the raising of substantially more than $2,000,000 in this offering or the availability of other investment capital and funding. We expect that we will need an additional $2,000,000 to allow us to expand our business to accomplish most of the plans in this prospectus and to be profitable. If we cannot raise $4,000,000 from this offering, additional financing may not be available on favorable terms, if at all. Any additional financing will result either in dilution to our stockholders or the creation of a position superior to that of our stockholders. If funding is not available when needed, we may be forced to cease operations and abandon our business.



WE HAVE ONLY BEGUN TO OPERATE AND THUS WE HAVE NO HISTORY OF OPERATIONS UPON WHICH AN INVESTOR MAY EVALUATE THIS INVESTMENT



         Our web site became operational in March, 2001 and we have had only limited sales and our marketing efforts have only just begun. As a new business enterprise, we may not achieve our business plan and, specifically we may not achieve necessary levels of membership or sales or succeed in providing the planned products and services.



         The commercial success of our business will depend almost entirely upon its acceptance by consumers. Market acceptance will depend upon several factors, particularly the determination by consumers that they have a need for the ability to store and retrieve their medical records via the internet. A number of factors may inhibit this acceptance, including security concerns, inconsistent quality of service, and lack of availability of cost-effective, high-speed service. If our target customers do not widely adopt and subscribe to our product, our business, financial condition and results of operations will be adversely affected.

WE HAVE A NEGATIVE NET WORTH AND OUR ACCOUNTANTS HAVE STATED THAT WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN



         We have spent all of the funds which we have raised so far and have not yet earned any substantial revenues. As a result, we have a negative net worth and have a working capital deficiency. We are totally dependent upon the proceeds of this offering to operate as a going concern.






WE MAY NOT BE ABLE TO OVERCOME OUR COMPETITORS WHO HAVE ALREADY BEGUN OPERATIONS IN OUR MARKETPLACE; OTHERS MAY ENTER OUR FIELD



         PersonalMD.com and IDMedical.com already occupy space in our marketplace. Both web sites offer consumers the ability to enter their medical records online. We need to differentiate ourselves to attract prospective members and keep them from subscribing to our competitors. If our intended market proves to be viable, we expect to experience increasing competition from additional competitors, many of which will have significantly greater financial, technical, marketing and other resources. Aside from the necessary financial resources, there are few barriers to entry in this market place. All that is required is an operational web site and market acceptance.



WE NEED SUBSTANTIAL MEMBERSHIP FEES IN ORDER TO BECOME PROFITABLE AND WE DO NOT PRESENTLY HAVE A LARGE ENOUGH CUSTOMER BASE TO REACH PROFITABILITY



         We expect to derive a substantial portion of our revenues from membership fees. If we are unable to attract consumers to our web site who will participate as members, we will not generate enough revenues to sustain our business. We have not achieved this necessary level of membership and we may never do so.







WE HAVE CONDUCTED NO FORMAL MARKET RESEARCH IN ORDER TO DETERMINE WHETHER PROSPECTIVE CUSTOMERS WILL CHOOSE TO STORE THEIR MEDICAL RECORDS THROUGH THE INTERNET


         We have not conducted, or engaged any other person or entity to conduct, any formal marketing surveys or research regarding the potential for our proposed products and services. Our views concerning the potential for our proposed products and services are personal and are not based upon any empirical data or formal market research.






RISKS RELATING TO OUR SECURITIES



THE COMMON STOCK THAT WE ARE OFFERING IN THIS PROSPECTUS IS A "PENNY STOCK" AND PENNY STOCKS ARE CONSIDERED ESPECIALLY RISKY; OUR MARKET PRICE MAY BE VOLATILE



         "Penny stocks" are shares priced under $5.00, of small companies like ours not traded on an exchange or quoted on NASDAQ. Prices often are not available to buyers and sellers and the market may be very limited. Penny stocks in start-up companies are among the riskiest equity investments.



         There is currently no public market for our shares and no market may develop or be sustained after the offering. If a market develops, the market price of our shares may decline below the initial public offering price. The sale of few of our units in the offering, or sales to a small number of holders, could result in few MedStrong shares available for public trading. It would thus be very difficult for an active trading market to develop for MedStrong shares.



         The market price of our shares may be highly volatile.



YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE PRICE YOU PAY FOR OUR UNITS



         The initial public offering price will be substantially higher than the net tangible book value of our common stock. Therefore, you will incur immediate dilution of approximately $.41 in the net tangible book value per share of common stock from the price per share that you pay for such common stock (based upon an assumed initial public offering price of $.50 per unit). This amounts to a dilution of 82%.



THERE WILL BE A SIGNIFICANT NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE AND THIS MAY HURT THE MARKET PRICE OF OUR SHARES.






         The market price of our shares could decline as a result of sales of a large number of shares available in the market after this offering, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have outstanding over 34,000,000 shares. Subject to compliance with the lock-up agreements described in "Plan of Distribution," our available shares will be as follows:




                                                                        Number
                                                                       of Shares
                                                                       ---------
After the date of this prospectus                                      8,000,000

After eighteen months from the date of this
prospectus (subject, in some cases, to volume
limitations)                                                          26,600,000




RISKS RELATING TO OUR OPERATIONS






THE LOSS OF KEY PERSONNEL MAY HARM OUR BUSINESS AND WE WILL NEED TO ATTRACT ADDITIONAL QUALIFIED PERSONNEL



         We depend on the continued service of our key technical and management personnel, including Jerry R. Farrar, our President and Chief Executive Officer, and Lee Roberts, our Vice President and Chief Technology Officer. Any of our officers or employees can resign at any time. Losing one or more of our key employees could harm our business.



         We believe that we will need to hire additional qualified personnel. If we do not succeed in attracting and retaining new personnel and retaining our current personnel, our business will suffer.

OUR PRINCIPAL STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS WILL OWN OVER 65% OF OUR COMMON STOCK, WHICH WILL ALLOW THEM TO EXERT INFLUENCE OVER US OR TO PREVENT A CHANGE OF CONTROL



         After this offering, our directors, officers and other stockholders who each currently own over 5% of our common stock, will beneficially own collectively over 65% of our outstanding common stock. These stockholders will be able to exercise significant influence over all matters requiring stockholders approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control even if beneficial to our stockholders.






SERIOUS PRIVACY CONCERNS AFFECT OUR POTENTIAL FOR SUCCESS AND MAY INHIBIT OUR ABILITY TO ATTRACT CUSTOMERS



         Planned features of our business include the retention of medical records and other personal information about our users that we obtain with their consent. We have a stringent privacy policy covering this information. However, if third persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our users' personal information, we could be subject to liability and the potential for this possibility may inhibit our potential customers' willingness to subscribe to our program. Such liability could include claims for misuse of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. Moreover, to the extent any of the data constitute or are deemed to constitute patient medical records, a breach of privacy could violate federal law. Recently, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") has been enacted and became effective as of April 14, 2001. HIPAA creates a framework for ensuring the safety, security and integrity of electronically stored and transmitted healthcare information. HIPAA has the following three goals: (1) to control inappropriate use of individuals' personal health information and provide an individual with access to his or her personal health information, (2) to improve the quality of healthcare by creating a trust among patient, providers and organizations and (3) to establish a national healthcare framework that will improve the efficiency of healthcare delivery. We may incur additional expenses under HIPAA or new regulations regarding the use of personal information or investigations of our privacy practices by regulators.



WE CONTRACT OUT OUR DATA PROCESSING SERVICES AND OTHER ASPECTS OF OUR BUSINESS AND FAILURE OF OUR CONTRACTORS TO PERFORM THEIR SERVICES TO US WILL DAMAGE OUR BUSINESS



         We have out-sourced our computer software and hardware services as well as our value discount services and we may also out-source other aspects of our business. Failure of our contractors to perform their duties to us may seriously and adversely affect our ability to carry out our business plan.



OUR BUSINESS MAY SUFFER IF STATES SEEK TO REGULATE OUR BUSINESS AS PART OF THE REGULATIONS OF MEDICAL PRACTICE






         The practice of medicine requires licensing under applicable state law. We have endeavored to structure our business to avoid violation of state licensing requirements, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any such allegation could result in a material adverse effect on our business and our financial condition.

WE COULD EXPERIENCE SYSTEM FAILURES WHICH COULD HARM OUR BUSINESS AND REPUTATION






         To succeed in our plans, we must be able to operate our network infrastructure around the clock without interruption. Our operations depend upon our ability to protect our network infrastructure, equipment and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events.



         Although we have sought to build redundancy into our network and hosting infrastructure, we could experience interruptions in service and partial system failures due to routing problems, hard drive failures, database corruption and other computer failures. Any future interruptions could damage our reputation for reliable service, cause existing members to cancel their membership, or make it more difficult for us to attract new members. Any of these results could seriously damage our business.



IF WE ACHIEVE MARKET RECOGNITION, AND WE LOSE THE RIGHTS TO ONE OR MORE OF OUR TRADEMARKS, WE MAY SUFFER A LOSS OF BUSINESS



           We are using the name MedStrong, MedStrong Online and Your Digital Health Company in our business. If these names achieve market recognition and we lose our rights to one or more of them, we may suffer a material loss of revenue and business.

NOTE REGARDING FORWARD LOOKING STATEMENTS






         Certain statements in this Prospectus are not historical facts but are forward-looking statements. Such forward-looking statements may be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project," and similar expressions. Such statements involve risks and uncertainties including, but not limited to, those relating to the development stage in which we are operating; our lack of revenues; our ability to continue as a going concern; our possible need for additional financing; uncertainty of market acceptance of our product once introduced; competition; technological obsolescence; ability to not violate others' rights; dependence on key personnel, as well as other factors detailed in "Risk Factors" below and elsewhere in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

USE OF PROCEEDS



         As a company in the development stage, we have had no substantial revenues. We have relied on capital contributions from our management and our debt placement offerings to fund our operations. Our management has determined that we need $2,000,000 in order to fund our operations for the 12 months following the commencement of this offering. We will need an additional $2,000,000 for the next 12 months to accomplish most of the plans in this prospectus. Unless we have raised more than $2,000,000 in this offering, we will need either to raise additional funds or realize revenues from our business activities to meet our cash requirements.



         We intend to use the proceeds of this offering as follows (assuming the maximum amount raised):




         -   Placement agent commissions and expenses of the offering           $641,500

         -   Repayment of debt                                                  $375,000

         -   Accrued and current expenses of MedStrong                          $750,500

         -   Further develop the web site and our products and services         $403,000

         -   Secure additional management and employees to implement
             our plan of operation and business                                 $115,000

         -   Fund our operations for at least the next 12 months                $640,000

         -   Fund our operations for another 12 months                          $825,000

         -   Working Capital                                                    $250,500





         We may use a portion of the proceeds to acquire other related businesses.


         If all of the units are sold, the shares acquired in the offering will represent only 23.5% of MedStrong's issued and outstanding shares, subject to further dilution and to substantial restrictions on transfer. If the entire amount of this offering is sold and all of the warrants are exercised, the shares acquired in the offering together with the shares acquired on exercise of the warrants will represent 38.1 % of MedStrong's issued and outstanding shares, subject to further dilution and to substantial restrictions on transfer. If less than $2,000,000 is raised, MedStrong may not have sufficient funds available to pay its expenses and carry out its immediate business plan.



         $250,000 of our debt is presently due, because the maturity date has passed. $125,000 of our debt is due in August, 2001. The proceeds of our debt financings were used to provide funds for operating the company.

DIVIDEND POLICY



         MedStrong does not intend to pay any cash dividends with respect to its common stock in the foreseeable future. We intend to retain earnings, if any, for use in the operation of its business and to fund future growth.


CAPITALIZATION


         The following table sets forth the total capitalization of MedStrong as of March 31, 2001 (i) on an actual basis and (ii) on an as adjusted basis to reflect the receipt by MedStrong of the estimated net proceeds from the sale of the 8,000,000 units offered hereby (at an assumed initial public offering price of $ .50 per unit and after deducting estimated placement commissions and estimated offering expenses of $641,500 payable by MedStrong).




                                                                                  March 31, 2001
                                                                           -----------------------------
                                                                            Actual       As Adjusted (1)
                                                                            ------       ---------------
Current liabilities                                                        $441,769         $  441,769
Longterm Obligations-Deferred rent                                         $747             $      747
Stockholders' equity (capital deficiency):
common stock, $.001 par value, 75,000,000 shares
authorized, 26,000,000 shares issued and outstanding,
actual 34,000,000 shares issued and outstanding, as
adjusted after the offering                                                $ 26,000         $   34,000
Additional paid-in capital                                                 $ 72,250         $3,422,750
Deficit accumulated in development stage                                  ($327,383)       ($  327,383)
Stock subscriptions receivable                                            ($    240)       ($      240)
Total stockholders' equity (capital deficiency)                           ($229,373)        $3,129,127
Total capitalization                                                       $213,143         $3,571,643



(1) Retroactively reflects the sale of the units.

DILUTION


         The net tangible book value deficiency of our company as of March 31, 2001 was ($316,894) or ($.01) per share of common stock. Net tangible book value per share is equal to the amount of MedStrong's total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding on March 31, 2001. Assuming the sale by us of the shares offered by this prospectus at an assumed initial public offering price of $.50 per unit and after deducting placement commissions and estimated offering expenses aggregating $641,500, the net tangible book value of our company as of March 31, 2001 would have been $3,041,606, or $.09 per share of common stock without taking into account the warrants. This represents an immediate increase in net tangible book value of $.10 per share to existing stockholders and an immediate dilution in net tangible book value of $.41 per share to new investors. The following table illustrates this per share dilution:




         Assumed initial public offering price per share                        $  .50
         Net tangible book value per share before this offering                ($  .01)
         Increase in net tangible book value attributable to new investors      $  .10
         Net tangible book value per share after this offering                  $  .09
         Dilution per share to new investors                                    $  .41
         Percentage dilution                                                        82%



         The following table summarizes, on a pro forma basis as of March 31, 2001, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:




                             Shares Purchased              Total Consideration
                             ---------------------        --------------------
                             Number        Percent        Number       Percent     Average Price per Share
                             ------        -------        ------       -------     -----------------------
Existing stockholders      26,000,000       76.5%          26,000        0.6%               $.001
New investors               8,000,000       23.5%       4,000,000       99.4%               $ .50
Total                      34,000,000        100%       4,026,000        100%               $ .12

DESCRIPTION OF BUSINESS

BACKGROUND


         MedStrong International Corporation is a development stage company that was incorporated in the state of Delaware on May 19, 2000. We are a start-up company that has developed an information repository to store and transfer patient medical records in a secure environment and the software necessary to transfer the information over the internet allowing for data retrieval and modification. Our service can be found at www.medstrong.com. We call the services that we offer Medical Records Online and Patient Data Quickly ("PDQ"). Our business is designed to provide the consumer with the ability to input, in a secure data base, all of the consumer's medical information and to have access to such information on a day-to-day basis or in an emergency situation. Our objective is to become the leading provider of patient medical records online. We believe our service is beneficial to many consumers. However we do not know if our services will be well received or whether we will achieve a significant customer base.



         We began planning the operations of our company in October 2000 and we launched our web site on March 25, 2001. We have begun selling memberships. On April 22, 2001 we refined the initial web site to make the web site more user friendly by simplifying the process for becoming a member and by providing easy access to the consumer's medical information once a member.



         Through a private debt offering in December, 2000, our company raised $250,000 by issuing 10 notes with interest at a rate of 5% per annum to 10 individual accredited investors. The investors have the right to acquire shares of the common stock at $.01 per share until MedStrong pays off the notes. Up to 600,000 shares may be purchased by the holders of the notes in the event that their notes are not paid in full before December 31, 2001. The funds raised from that offering were used to launch our web site. We still require additional funding in order to enable the web site to continue to operate in accordance with our plan. More funds will allow for us to keep the current web site running and enable us to introduce new medical content and services. In May 2001, we raised an additional $125,000 by the issuance of short-term notes with no right to acquire common stock. The proceeds of this debt offering were used for operations.



         A need for medical records on line can arise at any time. This need could arise for example, when a patient is treated by an unfamiliar doctor, perhaps when the patient's primary doctor is unavailable, a patient is going to another doctor for a second opinion, a patient is traveling away from home or a patient goes to the emergency room in a life threatening situation. Quick accessibility to the patient's medical records can prevent the type of uninformed medical care that could threaten a patient's well being or life. Our service will provide our consumers with the added confidence of knowing their medical records travel with them where they go and are available whenever they need them.



         We intend that the information the consumer, or any individual that the consumer authorizes, can provide in his or her file will be comprehensive, including name, age, sex, date of birth, marital status, social security number, current medications, allergies and current and past medical conditions. The technology is currently being developed to allow for the consumer to include x-rays in the consumer's files. This technology may not be available to us or may not be available at reasonable terms.



         All the information provided by the consumer will be stored in a secure information storage facility and will be accessible only by the consumer or an individual the consumer authorizes through a protected password created by the consumer. We intend that this service will be a convenient way for individuals to keep track of their medical records and their family members' medical records and be available to patients at any time.


         Also, we intend that this service will solve major healthcare challenges efficiently and at a low cost. PDQ will be set up to eliminate the manual system of transporting medical records, which is the most common method in use today. We intend that PDQ will assist doctors with the inefficient and costly transport of medical records. This service will allow doctors to share patient medical information via the internet which will save the time and cost of physically transporting medical records from one doctor's office to the other.


         Eventually, we intend to provide the consumers with access to the latest health news, a comprehensive library of medical articles, physicians and other health experts to whom they can ask health or fitness related questions, a forum to "chat" with other consumers regarding a specific health issue, resources to measure the consumers' fitness abilities, tools to locate a doctor and a central location to store the consumers' health records in a safe and private place.


         We intend that consumers will utilize our web site for many of their medical and healthcare needs. We intend that our web pages will eventually contain broad-ranging and in-depth real-time news coverage, special promotions and technical updates such as what to look for in a medical coverage plan.



         We expect to make available to our members three levels of comprehensive family membership packages. We, through contracted alliances, expect to assemble a national network of health care professionals who have contracted to provide value discounts for various health and non-health products and services. It is intended that all levels will include the medical records online service. Then, through one membership identification card, our member is expected to have access to various health benefit discount services and save on his/her annual health costs. Depending on the level that the consumer signs up for, the consumer may have the following benefits: access to medical journals and articles, access to our "Med Chat Room", access to our "Preventative Healthcare System" database, access to our "In-Treatment Health System" database, access to expert advice on selecting insurance providers, receive consultation on fitness, hospital room deductible reimbursement insurance and discounts at our online store "E-Store." Some of these services are presently available; others are still in development.



         The following memberships are currently available:



         Level One - Emergency Room PDQ - includes medical records online for the member and 5 additional family members that live in the member's household for an annual fee of $49.95.



         Level Two - Emergency Room PDQ Plus - includes medical records online and dental, vision, hearing, prescription drugs, chiropractic, vitamin, medical equipment, emergency travel, hotel and auto rental discounts for the member and 5 additional family members that live in the member's household for an annual fee of $79.95.



         Level Three - Emergency Room PDQ VIP, includes medical records online and dental, vision, hearing, prescription drugs, chiropractic, vitamin, medical equipment, emergency travel, hotel, auto rental, legal referrals, financial referral, podiatry, alternative medicine discounts and extended senior home health care for the member and 5 additional family members that live in the member's household for an annual fee of $99.95.

         These fees will provide us with revenues and may encourage our members to use only our web site for the services we will provide.



         We have set up the PDQ membership system so that it is easy to navigate and easy to sign up and join. We believe that our medical records online service and our consumer oriented PDQ system will be an important part of health and good planning. The PDQ system value proposition may be enhanced if it is expanded to include other timely and topical health services of immediate benefit. Our members will be provided with a national toll free number to access the call center and speak directly to a MedStrong customer services representative. Our customers can begin using their membership card immediately upon receipt, and fulfillment packages will be sent out within 72 hours of their enrollment on the Web site.


         Becoming a member of MedStrong.com is expected to help the consumer gain the knowledge and the tools to manage personal health and to assist the consumer in healthy lifestyle choices that often can prevent major health problems.


         We anticipate that our members will gain support and specific health direction through our planned Priority Partners Network. This Network, if implemented, will automatically link our members to respected specialists in planned particular fields (Weight Watchers, etc.) who will be able to provide personalized advice to consumers.



MEMBERSHIP IDENTIFICATION



         Every member of MedStrong will receive a form of identification, a bracelet and/or card, which they should carry or wear at all times. The bracelet and the card will alert doctors and nurses in an emergency situation that the patient is a member of MedStrong. Both items will provide instructions to the attending medical team as how to access the patient's medical records in an emergency.



EMPLOYEES



         MedStrong currently has 4 full-time professional, technical, and support personnel. We anticipate that we will hire 6 additional full-time employees in the next year provided that we raise sufficient funds to enable us do so.



PLAN OF OPERATION



         Our plan of operation for the next 12 months depends on the amount of funds we raise in this offering. We have established 3 target markets for our medical records online, Patient Data Quickly product offerings: Annual membership programs for the consumer public, medical records online as an employee benefit offer and medical records online efficiencies for health care professionals such as doctors and medical groups.



         We intend to focus first on the full development of our first target market, that of the consumer public market place. The funds from this offering will allow us to fully implement our information repository and computer systems, retain existing employees, test products, improve content, enhance our products, hire additional employees and advertise and promote our Medical Records Patient Data Quickly membership programs. We need $2,000,000 in order to fully develop our operation plan over the next 12 months. It may be necessary in the second 12 months to raise additional funds to develop our second and third target markets of employee benefit plans and health care professionals. We intend to conduct consumer focus group meetings, membership sales tests through both email, direct mail and telecommunication programs, as well as direct solicitation. We do not contemplate any purchase or sale of plants or significant equipment beyond the basic technological equipment of computers and servers necessary to maintain its web site and services. We expect that the number of employees will increase from 4 to 10 employees over the next 12 month period.


TECHNOLOGY

         We are using Compaq Servers running on a Windows NT 2000 operating system, Microsoft Internet Information Server for the web server software and Microsoft SQL Server 7.0 as the database software. In order to enforce security and authentication, we are using Verisign certificates for its secure sockets layer. We are also using PayLink Pro for its e-commerce software solution. Our web site was developed using HTML (hyper-text mark-up language) and ASP (active server pages) for the front end GUI (graphical user interface) representation. The process flow and validation functionality is coded in Visual Basic COM (component object model) objects and Microsoft SQL Server stored procedures.

PRIVACY


         An individual's medical records and other information will flow through our web site and we intend that the information provided by our subscribers will remain secure and private. Recently, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") has been enacted and effective became as of April 14, 2001. HIPAA is a privacy rule that, among other purposes, creates a framework for ensuring the safety, security and integrity of electronically stored and transmitted healthcare information. HIPAA has the following three goals: (1) to control inappropriate use of individuals' personal health information and provide individuals with access to his or her personal health information, (2) to improve the quality of healthcare by creating a trust among patient, providers and organizations and (3) to establish a national healthcare framework that will improve the efficiency of delivery healthcare to patient. Additional legislation may be adopted at the federal or state level that may restrict the availability of medical records. We expect to accomplish privacy by having a two-tier system that will combine leading technical safeguards and a code of conduct for those employees that are permitted access to our customers' information. Technically, we intend to use Secure Sockets Layer encryption technology to help ensure the integrity and privacy of our information. As additional security measures, we intend to keep all information physically separate. The customer's password will be encrypted and stored on a separate database. Only our authorized employees will be permitted to access the information through the authentication of a thumbprint and a token. We intend to institute a policy whereby all of our employees will be required to abide by our privacy policy and those employees who violate the policy will be subject to disciplinary action. Consumers or health professionals may not accept our assurances of security, which will impede our ability to market our products and services.


BUSINESS STRATEGY

         Our objective is to establish the PDQ brand, as well as our other branded products and services. Our strategy is to create a strong brand for which consumers will pay a yearly membership fee to have access to our services. We also intend to enhance our brand through association with other leaders in the consumer healthcare industry. We intend to allocate significant resources to further develop and build brand recognition.

         We have a medical management advisory board comprised of known health professionals who will help guide MedStrong's strategies and tactics. As our brand recognition increases, we intend to offer additional products and services, although these products and services have not yet been developed or implemented.



         We believe that our tools and features will encourage consumers to visit our web site frequently and increase the likelihood that consumers will select our web site as their preferred source for health related issues.



KEY SUCCESS STRATEGIES



         To be successful, our web site and its accompanying product and services, branded or co-branded, must be timely and topical for its prospects and the communities they represent. In addition, the underlying element must be the creation of user value at an acceptable price.



         We expect PDQ and system of medical records online programs to provide an advantage over the current manual movement and cost of securing patient records.





         Our marketing activities will include the following features:

         - Co-marketing our product brands with key strategic partners, such as AOL, major banks, insurance companies, AARP and American Express, who are looking for timely products and offers which interest their customers. A direct "big account" sales team will be utilized to approach large, multiple opportunity partners

         - Early stage, direct mail will target physician, dental and healthcare organizations and groups

         -        We will promote our services at medical industry shows

         - Advertising in selected trade publications will be used to build brand awareness and for lead generation for the business-to-business segment, both medical as well as employee benefit prospects

         - Patient/consumer publications will be used to build brand awareness and lead generation among consumers

WEB-BASED ADVERTISING


         Critical to producing visibility and traffic is the use of the internet for advertising. We plan to have a campaign which will increase traffic and contribute to "brand recognition" and "brand loyalty" through a combination of search engine listings with meta-tags that produce search results in the top 10 on listings for health and fitness information.



COMPETITION



         The online healthcare market is evolving rapidly and becoming intensely competitive and we expect that such competition will only continue to escalate. Barriers to joining the market are minimal, allowing current and future competitors to launch web sites. We must compete with operating medical information and medical records web sites, including drkoop.com, webmd.com, IDMedical.com and PersonalMD.com. The listed competitors are all presently operating and at least 2 of them have programs which are similar to PDQ and our other intended products and services. Since these web sites are presently available, we will have to attract the attention of consumers who have not already committed to these competing services in order to build our customer base. Thus, our marketing efforts must be more effective than those of our competitors.



         In addition, MedStrong has identified the following organizations among its potential competitors: McKesson HBOC, Inc., National Data Corporation, Shared Medical Systems Corp. (Subsidiary of Siemans Corp), Cerner Corporation, and IDX Systems Corporation.



         We believe that our web site will have considerable appeal to the consumer and health professionals, but we may not be able to overcome our competitors.

MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


         We have a board of directors comprised of 6 members. Each director holds office until the next annual stockholders meeting or until a successor is duly elected or appointed. The members of our board of directors and our executive officers are:



Name                     Age     Position
----                     ---     --------
Jerry R. Farrar          64      Director, Chief Executive Officer and President
Joel San Antonio         48      Director and Chairman of the Board
David L. Knowlton        54      Director
Ronald Glime             56      Director, Chief Financial Officer, Secretary and Treasurer
David Scotch             62      Director
Jeffrey D. Mamorsky      55      Director
Lee Roberts              33      Vice President, Chief Technology Officer and Assistant Secretary
Brenda Farrar            60      Vice President of Communications and Sales Center Operations


JERRY R. FARRAR


         Mr. Farrar is an executive with extensive background in both the financial services and technology fields. He served as founder and chief strategist from September 1998 to September 2000 for CarsDirect.com, the e-commerce leader of online automobile sales, including finance and insurance services. Mr. Farrar developed and supported critical path strategies resulting in excess of $300 million of pre-IPO funding from the private investment community. He was President and Chief Executive Officer from January 1993 to September 1998 of Financial Technology, Inc., a financial insurance company. He has led five start-up companies in the financial services field. He was appointed to serve on the faculty of the World Auto Congress. He authored the comprehensive History of the Vehicle Service Contract for the White House and has been honored as a finalist in the Ernst and Young and Inc. Magazine entrepreneur of the year awards. Mr. Farrar has been retained by MedStrong under a three-year employment agreement. Mr. Farrar and Brenda Farrar were formerly married and are now divorced.


JOEL SAN ANTONIO


         Mr. San Antonio began his career as co-founder of a business in the women's fashion industry. In 1983, Mr. San Antonio and his partner exited the fashion industry and founded Warrantech Corporation, a third party administrator of service contracts and extended warranty programs. The company went public in 1984 and, in September 1997, was recognized by Fortune Magazine as one of the "100 Fastest Growing Companies in America". Today, Mr. San Antonio serves as Chairman of the Board and Chief Executive Officer of Warrantech Corporation and each of its operating subsidiaries. In addition, he was a founder of Corniche Group, Inc., a provider of insurance products and services, and served as a director from May 1998 through September 1999. Mr. San Antonio is a member of the Southwestern Connecticut Area Commerce and Industry Association and the Young Presidents'

Organization, Inc. A recipient of many industry awards, he was a national finalist in Ernst & Young's 1998 "Entrepreneur of the Year" program. He is also involved in a variety of philanthropic and charitable activities and is a member of the Metropolitan Museum of Art and the Stamford Theater for the Performing Arts.


DAVID L. KNOWLTON


         Mr. Knowlton is the founder and Chief Executive Officer of ElderPairs, Inc. a company founded in 1999 that is intended to provide an Au Pair-type live-in support for elderly clients. He is also a principal of Knowlton & Associates, a healthcare consulting company founded in 1999. Since 1991, Mr. Knowlton has served as a director and was a founder of Healthcare Payers Coalition of New Jersey and presently serves as the Chair of the Quality and Data Committee. From 1996 to 1999, Mr. Knowlton was the Vice President of The MILX Group, Inc. a publicly-traded diversified company where he was President of a wholly-owned subsidiary, The MILX Healthcare Group. From March 16, 2001 to April 5, 2001, Mr. Knowlton was president of MedStrong.


RONALD GLIME


         Mr. Glime began his career with Life Investors Insurance Company of America developing and marketing a national program of consumer products sold through a network of automobile dealers. He moved to American Warranty Corporation in 1978, resigning as its Chief Executive Officer in 1982. From 1983 through February 1991, Mr. Glime owned and operated an independent general insurance agency, managing over thirty sales people whose efforts resulted in the agency being consistently recognized as a leading national producer of vehicle service contracts. In 1991, he joined Warrantech Automotive, Inc. (formerly known as Warrantech Dealer Based Services, Inc.) as Regional Sales Manager and assumed the office of President in October 1992. He held this position until March 1999 at which time he assumed the office of President of U.S. and Canadian Operations for Warrantech Corporation, a publicly traded company. Mr. Glime has been recognized on a number of occasions for his achievements as a businessman.


LEE ROBERTS

         Mr. Roberts founded and has been the principal stockholder since January 1998 of Dominion Technology Partners, Inc., a Dallas-based provider of management information systems. Mr. Roberts was a director of Computer Language Research, a software development company from June 1997 to July 1998. Mr. Roberts was a Manager of IMCO Recycling, Inc. an aluminum recycling company from February 1995 to June 1, 1997. Mr. Roberts received his masters degree in management information systems from Texas Tech University. Mr. Roberts was a key member from December 1993 to February 1995 of Arthur Andersen Consulting Company's system development team that focused on the medical field. Mr. Roberts has engineered and executed key systems for companies such as Computer Language Research, Bank One, Warrantech, Progressive Database Systems, MedSynergies, Patriot American, Arthur Andersen Consulting Company and Motorola.

BRENDA FARRAR

         Ms. Farrar was a director of CarsDirect.com from September 1998 to July 2000. She directed and engineered the growth of CarsDirect.com's e-commerce sales center from six sales people to one-hundred-fifty sales people selling $600 to $800 million worth of vehicles, per month excluding financing and insurance. In the CarsDirect.com's start-up period, she constructed systems to streamline the delivery and fulfillment process. Ms. Farrar was a Vice President of Financial Technology, Inc. from January 1993 to September 1998. Ms. Farrar and Jerry Farrar were formerly married and are now divorced.

DAVID SCOTCH, M.S., M.D.

         Dr. Scotch is licensed to practice medicine in the State of New York. Since 1998, Dr. Scotch has served as the Vice Dean for New York University School of Medicine and the Vice Dean for Faculty Affairs of New York University School of Medicine, responsible for various academic and administrative matters, including the operations of personnel and maintenance, the allocation of resources. Dr. Scotch served on the Admissions Committee and the Education and Research Committee and acted as a representative of the Dean's Office to the Faculty Council and to the Faculty Promotions and Tenure Committee. From 1972 to 1998, Dr. Scotch served as the Associate Dean of New York University School of Medicine. Dr. Scotch holds a B.A from Boston University, a M.D. from New York University School of Medicine and a M.S. from Massachusetts Institute of Technology, Sloan School of Management.

JEFFREY D. MAMORSKY

         Mr. Mamorsky is an attorney admitted to practice law in the State of New York as of 1972 and the District of Columbia as of 1978. He is a partner of the law firm Greenberg Traurig, LLP and chairman of the firm's Employee Benefits Group. He holds a B.A. from New York University, a J.D. from New York Law School and an L.L.M in Taxation from New York University School of Law.

MEDICAL ADVISORY BOARD

Name                                      Age
----                                      ---
Dr. Robert K. Bier                         71
Dr. Joseph Ponticiello                     38
Dr. Ervin Braun                            46
Dr. Samuel J. Brodsky                      50

ROBERT K. BIER, M.D.

         Dr. Bier is a radiologist licensed to practice medicine in California. Dr. Bier has been practicing radiology with the Harborside Radiologic Medical Group since June 1997. Dr. Bier was a diagnostic radiologist from July 1995 to November 2000 with Health Care Partners. He has over 35 years of medical experience in general medicine, diagnostic radiology and radiation medicine He has trained at Harbor-UCLA in radiology and has worked in both academics and private practice of radiology. Dr. Bier has trained residents in MRI at King Drew Medical Center. Dr. Bier holds a M.D. from the University of Brussels and formally served as Chief of Radiology at St. Francis Medical Group. Prior to retirement, he was a member of the Los Angeles Radiological Society and the American Medical Association.

JOSEPH PONTICIELLO, M.D.

         Dr. Ponticiello is a doctor of emergency medicine licensed to practice medicine in the State of New York. Since 1998 he has served as the Associate Director of the Department of Emergency Medicine at New York United Hospital. From 1996 to 1998, Dr. Ponticiello was an attending physician in the Emergency Medical Department at Montefiore Medical Center, Bronx, New York and was an Assistant Professor of Emergency Medicine at the Albert Einstein College of Medicine. Dr. Ponticiello holds a B.A. from S.U.N.Y. Binghamton and a M.D. from S.U.N.Y. Stony Brook.

ERVIN BRAUN, D.M.D.

         Dr. Braun is a dentist licensed to practice dentistry in the State of Connecticut. Since July 1983, Dr. Braun has practiced in his own private practice in Darien, Connecticut. Dr. Braun has special training in Prosthodontics and has had the opportunity to do a fellowship in Maxillo-Facial Prosthetics at Memorial Sloan-Kettering Cancer Center. Dr. Braun holds a B.S. from Fairleigh Dickinson University and a Doctor of Medical Dentistry from the University of Pennsylvania School of Medicine.

SAMUEL J. BRODSKY, M.D.

         Dr. Brodsky is a cardiologist licensed to practice medicine in the State of Connecticut. Since 1982, Dr. Brodsky has practiced medicine with the Cardiology Associates of Fairfield County in Stamford, Connecticut. He holds a B.A. from Boston University and a M.D. from State University of New York, Upstate Medical Center. Dr. Brodsky is a member of the American College of Cardiology, the Council on Clinical Cardiology of the American Heart Association.

EXECUTIVE COMPENSATION


                                                                 Long-term
                                                                Compensation
                                    Annual Compensation            Awards
                                ----------------------------    ------------
                                                                 Securities
                                                                 Underlying
Name and Principal Position     Salary ($)         Bonus ($)     Options ($)
---------------------------     ----------         ---------    ------------
Jerry R. Farrar                  150,000            50,000           (1)



(1) Mr. Farrar is entitled to be granted annual options for $333,000 worth of common stock. The value is not determinable at this time.



EMPLOYMENT AGREEMENTS


         In January 2001, MedStrong and Jerry R. Farrar entered into a 3 year employment agreement pursuant to which Mr. Farrar became the President and Chief Executive Officer of MedStrong. The employment agreement provides for a base salary of $150,000 with a minimal annual 5% increase. Mr. Farrar will also receive a $50,000 signing bonus that will be paid by MedStrong within 30 days of MedStrong receiving $1,000,000 in capital from any source. Mr. Farrar will also be eligible to receive an annual incentive bonus that will not exceed his salary. MedStrong together with Mr. Farrar will determine the criteria for this incentive bonus. Mr. Farrar will be granted options to purchase up to $333,000 worth of shares of common stock under a company incentive stock option plan that will be organized at a time after the registration of the common stock becomes effective at a price that will be determined based upon the market value of the company's common stock on the date the options are granted by the board of directors. The options will vest over the term of Mr. Farrar's employment. Mr. Farrar will receive additional benefits including medical insurance, group term life insurance and automobile expenses.


EMPLOYEE BENEFIT PLANS


         We intend to adopt an incentive stock option plan. MedStrong reserved 2,000,000 shares of common stock to be available for options under the stock plan. The stock plan may be administered by the board of directors or a committee thereof who will have the power to determine the terms of the options granted, including exercise price of the options, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. The administrator will also have the authority to amend, suspend or terminate the stock plan. We intend that the options granted under the stock plan will not be transferable by the optionee, and each option will be exercisable during the lifetime of the optionee only by such optionee.

PRINCIPAL STOCKHOLDERS


         The following table sets forth certain information with respect to the beneficial ownership of the common stock as of May 25, 2001, by (1) each person (or group of affiliated persons) who is known by MedStrong to beneficially own 5% or more of our common stock, (2) each director of MedStrong, (3) each of the named executive officers of MedStrong and (4) all directors and executive officers of MedStrong as a group.




                                 Shares Beneficially Owned      Shares Beneficially Owned
                              Prior to this Offering (1)(2)     After this Offering (1)(3)
                              ------------------------------   ---------------------------
   Name and Address of
    Beneficial Owner                Number       Percent           Number       Percent
    ----------------                ------       -------           ------       -------
Jerry R. Farrar (4)                2,000,000       7.6            2,000,000       5.8
Joel San Antonio (5)              13,320,000      50.8           13,320,000      38.5
David L. Knowlton                    300,000       1.1              300,000       0.9
Ronald Glime (6)                   1,000,000       3.8            1,000,000       2.9
Lee Roberts (7)                    1,370,000       5.2            1,370,000       4.0
Charles Stiene (8)                 4,000,000      15.3            4,000,000      11.6
David Scotch (9)                     300,000       1.1              300,000       0.9
Jeffrey D. Mamorsky(10)              300,000       1.1              300,000       0.9
Brenda Farrar (11)                   250,000       1.0              250,000       0.7
All current directors and         18,840,000      71.9           18,840,000      53.8
executive officers of
MedStrong as a group
(8 persons)



         (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.



         (2) The number and percentage of shares beneficially owned are based on 26,000,000 shares of common stock issued and outstanding as of May 15, 2001 plus 210,000 shares of common stock issuable since our debt has not been repaid as of May 15, 2001.



         (3) The number and percentage of shares beneficially owned are based on the 26,000,000, plus the 8,000,000 sold in this offer plus 600,000 shares of common stock issuable if the debt has not been repaid by December 31, 2001.



         (4) Mr. Farrar's address is c/o MedStrong International Corporation, 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274.



         (5) This includes the 500,000 shares owned by Mr. San Antonio's son Jonathan San Antonio, the 500,000 shares owned by Mr. San Antonio's son Brandon San Antonio, the 500,000 shares owned by Mr. San Antonio's wife. Mr. San Antonio's address is c/o Warrantech Corporation, One Canterbury Green, Stamford, CT 06901.

         (6)      Mr. Glime's address is 2101 Highgate Drive, Colleyville, TX
                  76034.


         (7) This includes the 520,000 shares owned by Mr. Robert's wife and the 200,000 shares owned by Mr. Robert's son. Mr. Roberts is the Vice President and Chief Technology Officer of our company. Mr. Robert's address is 5900 Shorefront Lane, Flower Mound, TX 75022.



         (8)      Mr. Stiene's address is 119 Sea Cove Road, Northport, NY
                  11768.



         (9)      Dr. Scotch's address is 6 Oakwood Lane, Westport, CT 06880.



         (10) Mr. Mamorsky's address is c/o Greenberg Traurig, LLP, MetLife Building, 200 Park Avenue, New York, NY 10166.



         (11) Ms. Farrar's address is c/o MedStrong International Corporation, 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274.

DESCRIPTION OF SECURITIES


         Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share.


COMMON STOCK


         There are currently 26,000,000 shares of our common stock issued and outstanding and 210,000 shares of common stock required to be issued to the note holders upon their request. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders. The shares of common stock do not have cumulative voting rights, which means that holders of more than 50% of the shares of common stock voting for the election of directors can elect all the directors and, therefore, our present stockholders can elect all of the directors even after this offering.






         The holders of common stock are entitled to receive pro-rata such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. However, we presently intend to reinvest any earnings instead of paying cash dividends to holders of common stock. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share pro-rata in all assets remaining after payment of liabilities. Shares of common stock have no preemptive, conversion, or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.



UNIT WARRANTS



         There are currently no warrants outstanding. Each warrant purchased in this offering gives its holder the right to purchase one share of common stock at $.75. The warrants will be exercisable at any time after the date of this prospectus until three years from the date of this prospectus.



         A maximum of 8,000,000 shares of common stock are issuable upon the exercise of the warrants.



         If our common stock trades for at least 5 consecutive trading days at a price of $1.50 or more, we will have the right to call the warrants at a price of $.01 per warrant unless an investor chooses to exercise his or her warrants at that time.


NOTES


         Through a private debt offering in December, 2000, our company raised $250,000 by issuing 10 notes of $25,000 to 10 individual accredited investors. The investors have the right to acquire shares of the common stock at $.01 per share until MedStrong pays off the notes. Each note holder has the right to acquire 5,000 shares for each month that the notes are not paid.



         Through a second private debt offering in May, 2001, we raised an additional $125,000, with no attached right to purchase shares of common stock.



         As of May 15, 2001, 210,000 shares of common stock were issuable to the note holders.

PLACEMENT AGENT'S WARRANTS


         Upon the effective date of this prospectus, MedStrong has agreed to give to the placement agent warrants to purchase up to 800,000 units at $.75 per unit. Upon the exercise of a warrant and the payment of the exercise price, the placement agent will acquire one share of common stock and a warrant to purchase one share of common stock at $.75. All of these warrants will be exercisable at any time one year from the effective date of this prospectus until 3 years from the effective date of this prospectus.



         If the common stock trades for at least 5 consecutive trading days at a price of $1.50 or more, we will have the right to call the warrants received upon exercise of the placement agent's warrants at a price of $.01 per warrant unless the placement agent chooses to exercise at that time.



         The placement agent's warrants and the underlying securities will not be registered at this time. The placement agent will have certain rights to cause the registration of these securities if MedStrong effects a registration in the future.

PLAN OF DISTRIBUTION


         We have entered into a placement agreement with Robert M. Cohen & Co., Inc., a securities broker-dealer, who is a member of the National Association of Securities Dealers, Inc. The subscription amount of $.50 per unit must be paid by check made payable to MedStrong International Company. Funds will be collected and deposited into an escrow account at Union Bank of California and will be paid over to the company at periodic closings, expected to occur once every 2 weeks. Certificates for shares subscribed for and warrants will be issued as soon as practicable after each closing. The placement agent will sell the units to the public on MedStrong's behalf on a "best efforts" basis, with no required minimum. We will pay the placement agent a 10% commission for each unit the placement agent sells and pay for all expense, excluding legal expenses, incurred in connection with the sale of the units by the placement agent. See also "Placement Agent's Warrants" under DESCRIPTION OF SECURITIES.



         The placement agreement provides that MedStrong will indemnify the placement agent against certain liabilities under the Securities Act of 1933, as amended, or will contribute to payments that the placement agent may be required to make in respect thereof.



         The Placement Agreement provides that we will cause all of our officers and directors and certain others to enter into an agreement not to sell, pledge, hypothecate, transfer, or otherwise dispose of any shares of common stock owned by them, for a period of eighteen months from the effective date this prospectus without prior written consent of the placement agent. The shares subject to the lock up consist of a minimum of 26,600,000 shares owned or to be owned by current stockholders and the holders of the notes.

SHARES ELIGIBLE FOR FUTURE SALE


         Prior to this offering, there has not been any public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of equity securities. See "Risk Factors--There will be a significant number of shares eligible for future sale and this may hurt the market price of our shares."



         Upon the closing of this offering, and assuming all the units are sold, we will have an aggregate of approximately 34,260,000 shares of common stock outstanding, since there are going to be approximately 260,000 shares of common stock issuable to our note holders since their notes are not going to be paid in full as of the effective date of this prospectus. Of the outstanding shares, the shares sold in this offering will be freely tradable, except that any shares held by officers, directors or persons who hold 10% of our shares of common stock may only be sold in compliance with the limitations described below. Of these shares, the 8,000,000 shares being offered hereby will be freely tradable. The remaining 26,000,000 shares of common stock plus the 260,000 shares issuable to the note holders will be deemed "restricted securities" as defined under Rule
144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:




                                                                        Number
                                                                      of Shares
                                                                      ---------
After the date of this prospectus                                      8,000,000


After eighteen months from the date of this
prospectus (subject, in some cases, to volume
limitations)                                                          26,600,000




         In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an officer, director or person who hold 10% of our shares of common stock at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

         MedStrong's directors and officers and certain stockholders who hold shares in the aggregate have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of the placement agent for a period of eighteen months from the date of this prospectus. Please see "Plan of Distribution." In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the eighteen months referenced in the preceding sentence. See "Risk Factors--There will be a significant number of shares eligible for future sale and this may hurt the market price of our shares."


LEGAL MATTERS


         The validity of the shares of common stock offered hereby will be passed upon for MedStrong by Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York 10022. Tannenbaum Helpern Syracuse & Hirschtritt LLP owns 100,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon by for the placement agent by Atlas Pearlman, P.A., 350 Las Olas Boulevard, Suite 1700, Ft Lauderdale, FL 33301.


OFFICE


         We are leasing an executive office located at 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, California. The term of the lease is 3 years, and the term began on January 2, 2001. The premises consists of 3,073 rentable square feet which shall be increased by 610 rentable square feet once the landlord completes certain improvements. The first year's rent for the premises is $6,146 per month or $73,752 per year. The rent will increase annually by 4%.



         We provided the landlord with a security deposit of $44,196, which is 6 months rent, which will be applied towards the last six month of the lease term.


         When the landlord completes certain improvements, the rent for the first year will increase to $7,366 per month or $88,392 per year.

EXPERTS


         The financial statements of MedStrong International Corporation as of December 31, 2000 included in this prospectus have been audited by Weinick Sanders Leventhal & Co., LLP independent certified public accountants, as set forth in their report of such financial statements, and are included in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION


         We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.



         You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov).


         As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq over the counter market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                 MARCH 31, 2001
                                   (Unaudited)

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                                 MARCH 31, 2001
                                   (Unaudited)






                                    I N D E X







                                                                                                              Page No.
                                                                                                              --------
FINANCIAL STATEMENTS:


        Balance Sheet as at March 31, 2001 (Unaudited).....................................................        I-3


        Statement of Operations
           For the Three Months Ended March 31, 2001 (Unaudited)...........................................        I-4


        Statement of Stockholders' Capital Deficiency
           For the Three Months Ended March 31, 2001 (Unaudited)...........................................        I-5


        Statement of Cash Flows
           For the Three Months Ended March 31, 2001 (Unaudited)...........................................        I-6


        Notes to Financial Statements (Unaudited)..........................................................     I-7 - I-13

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                                  BALANCE SHEET

                                 MARCH 31, 2001
                                   (Unaudited)




                                   A S S E T S




Current assets:
  Cash                                                                               $ 13,421

Property and equipment, at cost, less
  accumulated depreciation of $2,285                                                   68,005

Other assets:
  Security deposit                                                   $  44,196
  Deferred registration costs                                           87,521
                                                                     ---------
            Total other assets                                                        131,717
                                                                                    ---------

                                                                                    $ 213,143
                                                                                    =========


          L I A B I L I T I E S   A N D  S T O C K H O L D E R S'  C A P I T A L  D E F I C I E N C Y

Current liabilities:
  Notes payable                                                      $ 250,000
  Accounts payable                                                      13,016
  Loan payable - equipment                                              33,202
  Due to stockholder                                                    59,500
  Accrued expenses                                                      86,051
                                                                     ---------
          Total current liabilities                                                  $441,769

Deferred rent                                                                             747

Commitments and contingencies                                                            --

Stockholders' capital deficiency:
  Common stock - $.001 par value
    Authorized  - 75,000,000 shares
    Issued and outstanding - 26,000,000 shares                          26,000
  Additional paid-in capital                                            72,250
  Deficit accumulated in the development stage                        (327,383)
  Stock subscriptions receivable                                          (240)
                                                                     ---------
          Total stockholders' capital deficiency
                                                                                     (229,373)
                                                                                    ---------

                                                                                    $ 213,143
                                                                                    =========




                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                   (Unaudited)




Revenues                                                                  $       --

Operating expenses:
  Executive compensation                                     $37,500
  Other compensation                                          28,804
  Fringe benefits                                              5,376
  Rent                                                        19,185
  Insurance                                                    3,673
  Office                                                       7,543
  Legal                                                       10,000
  Selling                                                     10,000
  Telephone and telex                                          6,046
  Travel and entertainment                                    17,923
  Depreciation                                                 2,285
                                                             -------
Total operating expenses                                                       148,335
                                                                          ------------

Loss from operations                                                          (148,335)

Other expenses:
  Financing costs                                             96,750
  Interest                                                     3,141
                                                             -------
Total other expenses                                                            99,891
                                                                          ------------

Net loss                                                                  ($   248,226)
                                                                          ============

Per share data:
  Net loss per share - basic and diluted                                  ($      0.01)
                                                                          ============

Weighted average shares outstanding - basic and diluted                     26,000,000
                                                                          ============




                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF STOCKHOLDERS' CAPITAL DEFICIENCY

                    FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                   (Unaudited)



                                                                               Deficit
                                                                              Accumulated                        Total
                                            Common Stock         Additional      in the          Stock        Stockholders'
                                      -----------------------      Paid-in     Development   Subscriptions      Capital
                                        Shares         Value       Capital        Stage        Receivable      Deficiency
                                      ----------      -------      -------      ---------       --------       ---------
Balance at December 31, 2000          26,000,000      $26,000      $14,700      ($ 79,157)      ($26,000)      ($ 64,457)

Payments of stock subscriptions             --           --           --             --           25,760          25,760

Fair value of purchase rights to
  be issued in private placement            --           --         57,550           --             --            57,550

Net loss                                    --           --           --         (248,226)          --          (248,226)
                                      ----------      -------      -------      ---------       --------       ---------

Balance at March 31, 2001             26,000,000      $26,000      $72,250      ($327,383)      ($   240)      ($229,373)
                                      ==========      =======      =======      =========       ========       =========



                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                   (Unaudited)


Cash flows from operating activities:
  Net loss                                                                              ($248,226)
  Adjustments to reconcile net loss to net
      cash used in operating activities:
    Compensatory element of note holders purchase rights                $  57,550
    Amortization of deferred financing costs                               39,200
    Depreciation                                                            2,285
    Deferred rent                                                             747
    Increase (decrease) in cash flows as a result of
     changes in asset and liability account balances:
      Prepaid rent                                                          6,146
      Due to stockholder                                                  (15,620)
      Accounts payable                                                     13,016
      Accrued expenses                                                     13,433
                                                                         --------
  Total adjustments                                                                       116,757
                                                                                        ---------

Net cash used in operating activities                                                    (131,469)

Cash flows used in investing activities:
  Purchase of property and equipment                                                      (37,088)

Cash flows provided by financing activities:
  Proceeds from notes payable                                             175,000
  Payments of financing costs                                             (28,200)
  Payments of stock subscriptions                                          25,760
  Deferred registration costs                                             (15,000)
                                                                         --------
Net cash provided by financing activities                                                 157,560
                                                                                        ---------

Decrease in cash                                                                          (10,997)

Cash at beginning of period                                                                24,418
                                                                                        ---------

Cash at end of period                                                                   $  13,421
                                                                                        =========

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:

    Interest                                                                            $    --
                                                                                        =========

    Income taxes                                                                        $    --
                                                                                        =========

Schedule of Noncash Operating, Investing and Financing Activities:
  Deferred registration costs                                                           $  72,521
                                                                                        =========

  Fair value of purchase rights issued in private placement                             $  57,550
                                                                                        =========

  Equipment financed                                                                    $  33,202
                                                                                        =========



                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 2001
                                   (Unaudited)





NOTE  1 -  PLAN OF ORGANIZATION:



                 (a)      Organization and Presentation of Financial
                          Statements:



                          MedStrong International Corporation (the "Company")
                 was incorporated in the State of Delaware on May 19, 2000 as Medical Records by Net, Inc. On October 17, 2000, its name was changed to Lifelink Online, Inc. In January 2001, its name was again changed to MedStrong Corporation. Finally, on March 9, 2001, the Company's name was changed to MedStrong International Corporation. At March 31, 2001, the Company has not generated any revenues and did not carry on any significant operations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficiency of $428,348 and capital deficiency of $229,373 at March 31, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's efforts have been directed toward the development and implementation of a plan to generate sufficient revenues in the medical information storage industry to cover all of its present and future costs and expenses. This plan includes, among other things, the creation of a Web site designed to provide its subscribers with a broad range of medical and healthcare services. Management believes that its proposed plan will generate sufficient revenues that will cover its costs and expenses. The creation and marketing of the Web site as proposed in its plan is, according to management, dependent on a successful proposed public offering of the Company's common stock.




                 (b)      Principal Business Activity:



                          The Company intends to be a provider of medical,
                 health and fitness information and services through the Internet. The Company intends to create an Internet community with revenues from individuals subscribing to the Company's service either directly or through affiliations with healthcare providers, insurance companies, HMOs, physicians, hospitals, corporations, governmental agencies, etc., as well as from links to advertising, physician referrals, drug and vitamin sales via the online eStore that the Company intends to have on the Web site.

NOTE  2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



                 (a)      Basis of Presentation:



                          The accompanying financial statements have been
                 prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position as of March 31, 2001 and the results of operations and cash flows for the three months ended March 31, 2001. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.




                 (b)      Revenue Recognition:



                          Through March 31, 2001, the Company did not have
                 revenues and was in the development stage. The Company will recognize revenues, if any, in accordance with accounting principles generally accepted in the United States of America. Membership fees will be earned on a pro-rata basis throughout the life of the membership. Revenues from the Company's eStore will be recognized at the date of shipment to the member.




                 (c)      Use of Estimates:



                          The preparation of financial statements in conformity
                 with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.




                 (d)      Property and Equipment:



                          Property and equipment are carried at cost less
                 accumulated depreciation. When assets are sold or retired, the cost and related accumulated depreciation is eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and replacements which substantially extend the lives of the assets are capitalized.



                          Depreciation is computed on the straight-line method
                  over the useful live ranging from 3 to 7 years. Leasehold
                 improvements are amortized over the shorter of the useful life of the improvement or the life of the related lease.

                 (e)      Income Taxes:



                          The Company has adopted Statement of Financial
                 Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" at its inception. Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using presently enacted tax rates.




                 (f)      Earnings Per Share:



                          The Company adopted Statement of Financial Accounting
                 Standards No. 128, "Earning Per Share". Basic earnings per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding. For the three months ended March 31, 2001, diluted earnings per share is not presented as it is anti-dilutive.



                          Below is the calculation of basic and diluted earnings
                 per share at March 31, 2001:




                 Net loss available to stockholders          ($   248,226)
                                                             ============

                 Weighted average shares outstanding -
                   basic and diluted                           26,000,000
                                                             ============

                 Net loss per share - basic and diluted      ($      0.01)
                                                             ============




                 (g)      Recently Issued Accounting Pronouncements:

                          The Financial Accounting Standards Board Issued
                 Statement of Financial Accounting Standards No. 130 - "Reporting Comprehensive Income", No. 131 - "Disclosures about Segments of an Enterprise and Related Information", No. 132 - "Employer's Disclosures about Pension and Other Postretirement Benefits" and No. 133 - "Accounting for Derivative Instruments and Hedging Activities". Management does not believe that the effect of implementing these new standards will be material to the Company's financial position, results of operations and cash flows.

NOTE  3 -  PROPERTY AND EQUIPMENT.



                          Property and equipment at March 31, 2001 consist of
                 the following:



                 Office equipment                    $49,300
                 Furniture and fixtures               17,145
                 Leasehold improvement                 3,845
                                                     -------
                                                      70,290
                 Less: accumulated depreciation        2,285
                                                     -------

                                                     $68,005
                                                     =======



NOTE  4 -  NOTES PAYABLE.



                          On December 20, 2000, the Company initiated a private
                 placement offering to raise capital in order to fund the creation of its Web site. The offering consists of up to ten $25,000 notes bearing interest at 5% per annum payable in sixty
                 (60) days from issuance. Each note holder has the right to purchase 10,000 shares of the Company's common stock at $.01 per share after the first sixty (60) days that the note is outstanding and then 5,000 shares at the end of each additional thirty (30) day period. The variance between the purchase rights exercise price per share and the fair value of the securities acquired will be charged to operations as additional interest. Additionally, the placement agent was paid $28,200, representing ten percent (10%) of the proceeds of the offering, plus out-of-pocket expenses. Amortization of deferred financing costs is charged to operations over the sixty (60) day term of the notes.




                          At March 31, 2001, the Company sold all the notes.
                 Interest expense on these notes amounted to $2,920 for the three months ended March 31, 2001. The variance between exercise price of the rights sold and the fair value of the common shares is $0.49 per share aggregating $57,550 has been recorded as additional interest on the notes. The fair value of the purchase rights was based upon the anticipated per share value of the common shares to be sold in a proposed public offering.



                          At March 31, 2001, the note holders were entitled to
                 receive purchase rights to acquire an additional 147,450 common shares for $1,475. Management does not anticipate repaying the notes prior to July, 2001 at which time the note holders would have received purchase rights for an aggregate of 350,000 shares of the Company's common stock for $0.01 per share. If the notes are not repaid by December, 2001, then the note holders will have purchase rights to an aggregate of 600,000 common shares.

NOTE  5 -  LOAN PAYABLE - EQUIPMENT.



                          In March 2001, the Company purchased computer
                 equipment from an entity whose President is the Company's Chief Technology Officer. The equipment is being financed by a loan payable in monthly installments through March 2002 of $2,950 including interest at 12% per annum.





NOTE  6 -  RELATED PARTY TRANSACTIONS.



                          At March 31, 2001, the Company was indebted to its
                 Chief Executive Officer in the amount of $9,500 for expenses incurred by him on behalf of the Company and $50,000 pursuant to an employment agreement granting him a non-refundable signing bonus which is to be paid from the proceeds of the first $1,000,000 raised in capital for the Company. In January 2001, this officer was paid $11,250 of compensation owed to him at December 31, 2000. In February 2001, the Company repaid an obligation to its Chairman in the amount of $13,870.





NOTE  7 -  ACCRUED EXPENSES.



                          Accrued expenses at March 31, 2001 consist of:



                 Professional fees      $72,521
                 Payroll                 10,292
                 Interest                 3,238
                                        -------

                                        $86,051
                                        =======



NOTE  8 - DEFERRED RENT.



                          The accompanying financial statements reflect rent
                 expense on a straight-line basis over the life of the lease. Rent expense charged to operations differs with the cash payments required under the term of the real property operating lease because of scheduled rent payment increases throughout the term of the lease. The deferred rent liability is the result of recognizing rental expense as required by accounting principles generally accepted in the United States of America.

NOTE  9 - INCOME TAXES.



                          At March 31, 2001, the Company had a net operating
                 loss carryforward amounting to approximately $327,000 available to reduce future taxable income expiring through the year 2021. Management is unable to determine if the utilization of the future tax benefit is more likely than not and accordingly, the asset of approximately $111,000 has been fully reserved.



                          A reconciliation of the statutory income tax effective
                 rate to actual provision shown in the financial statements is as follows:



                                                                   For the Three
                                                                  Months Ended
                                                                 March 31, 2001
                                                             ----------------------

                 Loss before income taxes                    ($248,226)
                                                             =========

                 Computed tax benefit at statutory rate        (84,400)     (34.0%)

                 Net operating loss valuation reserve           84,400       34.0%
                                                             ---------      -----

                 Total tax benefits                          $    --         --  %
                                                             =========      =====



NOTE 10 - EMPLOYMENT AGREEMENT.



                          On December 15, 2000, the Company entered into an
                 employment agreement with its Chief Executive Officer for a three (3) year term with a base salary of $150,000. The agreement also provides for (i) minimum annual increases in the base salary of at least 5%, (ii) a non-cancelable and fully earned signing bonus of $50,000 which will be paid from the proceeds of the first $1,000,000 in capital raised by the Company, (iii) an incentive bonus to be determined prior to the commencement of each year, and, (iv) stock options to purchase up to $333,000 worth of the Company's common stock which are to be granted from the Company's to be created stock option plan at an exercise price equal to the mid point between the bid and ask price of the Company's common stock on the date of grant.





NOTE 11 - CAPITAL STOCK.



                          The Board of Directors on October 17, 2000
                 memorialized the number of common shares that each original founding stockholder subscribed for at inception. The original stockholders subscribed for 26,000,000 common shares at par of $.001. At March 31, 2001, one designee owed the Company for his shares.

NOTE 12 - COMMITMENTS AND CONTINGENCIES.



                 (a)      Leases:



                          The Company is obligated under an operating lease for
                 its office. The future minimum lease payments under the lease at December 31, 2000 (the Company's latest fiscal year) are as follows:



                    Years Ending
                    December 31,

                        2001                                             $ 73,752
                        2002                                               91,928
                        2003                                              95,605
                                                                         -------

                Total future minimum
                   lease payments                                       $261,285
                                                                        ========



                 (b)      Initial Sale of The Company's Securities to the
                          Public:



                          The Company expects to enter into an agreement with an
                 underwriter to offer for sale to the public on a best efforts basis up to 8,000,000 units (each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $.75 per share) at $0.50 per unit. The underwriter is to receive 10% of the gross proceeds from the offering plus certain warrants and reimbursement of expenses.



                 (c)      Maintenance Contract:



                          The Company in March 2001 entered into a maintenance
                 contract with a corporation controlled by one of its officers. The contract requires maintenance and storage fees based upon usage.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                                DECEMBER 31, 2000


                                    I N D E X





                                                                                                         Page No.
                                                                                                         --------
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ..............................................           F-2


FINANCIAL STATEMENTS:


     Balance Sheet as at December 31, 2000 .....................................................            F-3


     Statement of Operations
        For the Period From May 19, 2000
        (Inception) to December 31, 2000 .......................................................            F-4


     Statement of Stockholders' Capital Deficiency
        For the Period from May 19, 2000
        (Inception) to December 31, 2000 .......................................................            F-5


     Statement of Cash Flows
        For the Period From May 19, 2000
        (Inception) to December 31, 2000 .......................................................            F-6


     Notes to Financial Statements ..............................................................         F7 - F11

                                [WSL LETTERHEAD]


[WSL LOGO]



                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
MedStrong International Corporation



We have audited the accompanying balance sheet of MedStrong International Corporation (A Development Stage Company) as at December 31, 2000 and the related statements of operations, stockholders' capital deficiency and cash flows for the period from May 19, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedStrong International Corporation (A Development Stage Company) as at December 31, 2000 and the results of its operations and its cash flows for the period from May 19, 2000 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the financial statements, the Company has a working capital deficiency of $127,153 and capital deficiency of $64,457 at December 31, 2000 and as a development stage company has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                      /S/ WEINICK SANDERS LEVENTHAL & CO., LLP



New York, N. Y.
March 12, 2001

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)


                                  BALANCE SHEET

                                DECEMBER 31, 2000




                                   A S S E T S

 Current assets:
   Cash                                                                      $ 24,418
   Prepaid rent                                                                 6,146
                                                                             --------
           Total current assets                                                             $  30,564


 Other assets:
   Security deposit                                                            44,196
   Deferred financing costs                                                    18,500
                                                                             --------
             Total other assets                                                                62,696
                                                                                            ---------

                                                                                            $  93,260
                                                                                            =========


LIABILITIES AND STOCKHOLDERS' CAPITAL DEFICIENCY

 Current liabilities:
   Notes payable                                                             $ 75,000
   Due to stockholders                                                         75,120
   Accrued expenses                                                             7,597
                                                                             --------
           Total current liabilities                                                        $ 157,717

 Commitments and contingencies                                                                   --

 Stockholders' capital deficiency:
   Common stock - $.001 par value
     Authorized  - 75,000,000 shares
     Issued and outstanding - 26,000,000 shares                                26,000
   Additional paid-in capital                                                  14,700
   Deficit accumulated in the development stage                               (79,157)
   Stock subscriptions receivable                                             (26,000)
                                                                             --------
           Total stockholders' capital deficiency
                                                                                              (64,457)
                                                                                            ---------
                                                                                            $  93,260
                                                                                            =========


                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000

Revenues                                                        $       --

Operating expenses:
  Executive compensation                           $61,250
  Legal                                             13,870
  Amortization of deferred financing costs           3,700
  Interest                                              97
  Miscellaneous                                        240
                                                   -------
                                                                      79,157
                                                                ------------
Loss before provision for income taxes                               (79,157)
Provision for income taxes                                              --
                                                                ------------

Net loss                                                        ($    79,157)
                                                                ============

Per share data:
  Net loss per share                                            $       --
                                                                ============

Weighted average number of shares outstanding                     26,000,000
                                                                ============


                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF STOCKHOLDERS' CAPITAL DEFICIENCY

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000


                                                                             Deficit
                                                                           Accumulated                     Total
                                                              Additional     in the          Stock      Stockholders'
                                         Common Stock           Paid-in    Development   Subscriptions     Capital
                                     Shares         Value       Capital       Stage        Receivable     Deficiency
                                   ----------      -------   -----------   -----------   -------------  -----------
Common stock issued to and
  subscribed to by founders        26,000,000      $26,000      $  --        $   --         ($26,000)      $   --

Fair value of purchase right
  issued in private placement            --           --         14,700          --             --           14,700

Net loss                                 --           --           --         (79,157)          --          (79,157)
                                   ----------      -------      -------      --------       --------       --------

Balance at December 31, 2000       26,000,000      $26,000      $14,700      ($79,157)      ($26,000)      ($64,457)
                                   ==========      =======      =======      ========       ========       ========


                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000

Cash flows from operating activities:
  Net loss                                                                      ($79,157)
  Adjustments to reconcile net loss to net
      cash used in operating activities:
    Amortization of deferred financing costs                     $  3,700
    Increase (decrease) in cash flows as a result of
     changes in asset and liability account balances:
      Prepaid rent                                                 (6,146)
      Security deposit                                            (44,196)
      Due to stockholders                                          75,120
      Accrued expenses                                                 97
                                                                  -------
  Total adjustment                                                                28,575
                                                                                --------

Net cash used in operating activities                                            (50,582)

Cash flows provided by financing activities:
  Proceeds from notes payable                                                     75,000
                                                                                --------

Net increase in cash - cash at end of period                                    $ 24,418
                                                                                ========


Schedule of Noncash Operating and Financing Activities:
  Deferred financing costs                                                      $  7,500
                                                                                ========

  Fair value of purchase rights issued in private placement                     $ 14,700
                                                                                ========


                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000





NOTE 1 - PLAN OF ORGANIZATION:

         (a)   Organization and Presentation of Financial Statements:


                  MedStrong International Corporation (the "Company") was incorporated in the State of Delaware on May 19, 2000 as Medical Records by Net, Inc. On October 17, 2000, its name was changed to Lifelink Online, Inc. In January 2001, its name was again changed to MedStrong Corporation. Finally, on March 9, 2001, the Company's name was changed to MedStrong International Corporation. Since its inception through December 31, 2000, the Company has not generated any revenues and did not carry on any significant operations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficiency of $127,153 and capital deficiency of $64,457 at December 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's efforts have been directed toward the development and implementation of a plan to generate sufficient revenues in the medical information storage industry to cover all of its present and future costs and expenses. This plan includes, among other things, the creation of a Web site designed to provide its subscribers with a broad range of medical and healthcare services. Management believes that its proposed plan will generate sufficient revenues that will cover its costs and expenses. The creation and marketing of the Web site as proposed in its plan is, according to management, dependent on a successful proposed public offering of the Company's common stock.



         (b)   Principal Business Activity:

                  The Company intends to be a provider of medical, health and fitness information and services through the Internet. The Company intends to create an Internet community with revenues from individuals subscribing to the Company's service either directly or through affiliations with healthcare providers, insurance companies, HMOs, physicians, hospitals, corporations, governmental agencies, etc., as well as from links to advertising, physician referrals, drug and vitamin sales via the online eStore that the Company intends to have on the Web site.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


         (a)   Basis of Presentation:

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.


         (b)   Revenue Recognition:

                  Through December 31, 2000, the Company did not have revenues and was in the development stage. Upon the completion of its Web site, the Company will recognize revenues, if any, in accordance with accounting principles generally accepted in the United States of America. Membership fees will be earned on a pro-rata basis throughout the life of the membership. Revenues from the Company's eStore will be recognized at the date of shipment to the member.


         (c)   Use of Estimates:

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


         (d)   Income Taxes:

                  The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" at its inception. Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using presently enacted tax rates.


         (e)   Earnings Per Share:


                  The Company adopted Statement of Financial Accounting Standards No. 128, "Earning Per Share". Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share, which is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding, is not presented as it is anti-dilutive.

         (f)   Recently Issued Accounting Pronouncements:


                  The Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 130 - "Reporting Comprehensive Income", No. 131 - "Disclosures about Segments of an Enterprise and Related Information", No. 132 - "Employer's Disclosures about Pension and Other Postretirement Benefits" and No. 133 - "Accounting for Derivative Instruments and Hedging Activities". Management does not believe that the effect of implementing these new standards will be material to the Company's financial position, results of operations and cash flows.



NOTE 3 - NOTES PAYABLE.


                  On December 20, 2000, the Company initiated a private placement offering to raise capital in order to fund the creation of its Web site. The offering consists of up to ten $25,000 notes bearing interest at 5% per annum payable in sixty (60) days from issuance. Each note holder has the right to purchase 10,000 shares of the Company's common stock at $.01 per share after the first sixty (60) days that the note is outstanding and then 5,000 shares at the end of each additional thirty (30) day period. The variance between the purchase right's exercise price per share and the fair value of the securities acquired will be charged to operations as additional interest. Additionally, the placement agent will be paid ten (10%) percent of the proceeds of the offering, plus out-of-pocket expenses. Amortization of deferred financing costs is charged to operations over the sixty (60) day term of the notes.



                  At December 31, 2000, the Company sold three notes. Interest expense on these notes amounted to $97 at December 31, 2000. A placement agent fee of $7,500 was accrued at December 31, 2000 as deferred financing costs. The variance between exercise price of the rights sold and the fair value of the common shares is $0.49 per share aggregating $14,700 has been recorded as additional interest on the notes. The fair value of the purchase rights was based upon the anticipated per share value of the common shares to sold in a proposed public offering.


                  In January and February 2001, the remaining seven notes were sold at par. At March 12, 2001, seven note holders were each entitled to receive purchase rights to acquire an additional 5,000 common shares. Management does not anticipate repaying the notes prior to July, 2001 at which time the note holders would have received purchase rights for an aggregate of 350,000 shares of the Company's common stock for $0.01 per share. If the notes are not repaid by December, 2001, then the note holders will have purchase rights to an aggregate of 600,000 common shares.

NOTE 4 - DUE TO STOCKHOLDERS.

                  At December 31, 2000, the Company was indebted to the Chairman of the Board of Directors in the amount of $13,870 for expenses incurred by him on behalf of the Company. The Company was also indebted to its Chief Executive Officer in the amount of $5,000 pursuant to a verbal consulting agreement and $56,250 pursuant to an employment agreement of which $50,000 is a non-refundable signing bonus which is to be paid from the proceeds of the first $1,000,000 raised in capital for the Company.


NOTE 5 - ACCRUED EXPENSES.

                  Accrued expenses consist of:

                           Placement agent fee     $7,500
                           Interest                    97
                                                   ------

                                                   $7,597
                                                   ======


NOTE 6 - INCOME TAXES.


                  At December 31, 2000, the Company had a net operating loss carryforward amounting to approximately $78,000 available to reduce future taxable income which expires in the year 2020. Management is unable to determine if the utilization of the future tax benefit is more likely than not and accordingly, the asset of approximately $26,900 has been fully reserved.


                  A reconciliation of the statutory income tax effective rate to actual provision shown in the financial statements is as follows:


                                                    From May 19, 2000
                                                     (Inception) to
                                                    December 31, 2000
                                                    -----------------

        Loss before income taxes                  ($ 79,157)
                                                   ========

        Computed tax benefit at statutory rate    ($ 26,900)      (34.0%)

        Net operating loss valuation reserve         26,900        34.0%
                                                   --------        ----

        Total tax benefits                         $     --          --%
                                                   ========        ====

NOTE 7 - EMPLOYMENT AGREEMENT.


                  On December 15, 2000, the Company entered into an employment agreement with its Chief Executive Officer for a three (3) year term with a base salary of $150,000. The agreement also provides for (i) minimum annual increases in the base salary of at least 5%, (ii) a non-cancelable and fully earned signing bonus of $50,000 which will be paid from the proceeds of the first $1,000,000 in capital raised by the Company, (iii) an incentive bonus to be determined prior to the commencement of each year, and, (iv) stock options to purchase up to $333,000 worth of the Company's common stock which are to be granted from the Company's to be created stock option plan at an exercise price equal to the mid point between the bid and ask price of the Company's common stock on the date of grant.


NOTE 8 - CAPITAL STOCK.

                  The Board of Directors on October 17, 2000 memorialized the number of common shares that each original founding stockholder subscribed for at inception. The original stockholders subscribed for 26,000,000 common shares at par of $.001. All of the original subscribers and/or their designees paid for their shares in February, 2001. Management intends to institute a stock option plan which would grant to employees, directors, and others stock options to purchase up to an aggregate of 2,000,000 shares of the Company's common stock.


NOTE 9 - COMMITMENTS AND CONTINGENCIES.

         (a)   Leases:

                  The Company is obligated under an operating lease for its office. The future minimum lease payments under the lease, as at December 31, 2000, are as follows:

                    Years Ending
                    December 31,
                    ------------
                        2001                             $ 73,752
                        2002                               91,928
                        2003                               95,605
                                                         --------
                Total future minimum
                   lease payments                        $261,285
                                                         ========


         (b)   Initial Sale of The Company's Securities to the Public:


                  The Company expects to enter into a letter of intent with an underwriter to offer for sale to the public on a best efforts basis up to 8,000,000 units (each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $.75 per share) at $0.50 per unit. The underwriter is to receive 10% of the gross proceeds from the offering plus certain warrants and reimbursement of expenses.

[BACK COVER]

                      Dealer Prospectus Delivery Obligation


         Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as placement agent and with respect to their unsold allotments or subscriptions.

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 1: Indemnification of Directors and Officers

Our Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 2: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Exclusive of the placement compensation, our estimated expenses in connection with the issuance and distribution of the securities being registered are:


         Securities and exchange commission filing fee        $  2,500
         Accounting fees and expenses                         $ 45,000
         Legal fees and expenses                              $ 85,000
         Miscellaneous                                        $109,000
                                                              --------
                  Total                                       $241,500


ITEM 3: UNDERTAKINGS

A.       Registrant hereby undertakes:

                  a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (1)      To include any prospectus required by
                  Section 10(a)(3) of the Securities Act of 1933;

                           (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The small business issuer will provide to the placement agent at the closing specified in the placement agent agreement certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4: UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.


         Pursuant to board action on October 17, 2000, the registrant issued 26,000,000 shares of common stock priced at $.001 per share, in a private placement to principals of MedStrong and their designees, and certain other persons (a total of thirty-seven (37) persons, eighteen (18) of whom were accredited) for a total of $26,000. No placement agent was involved and no commissions were earned or paid. The shares were issued as they were paid for. Between December 20, 2000 and January 31, 2001 promissory notes were issued to ten (10) accredited individuals at $25,000 per individual for a total of $250,000. Robert M. Cohen & Co., Inc. was the placement agent and received commissions totaling $25,000. If we do not pay back the note holders in full within 60 days of issuance (and we have not), the note holders may purchase up to 5,000 shares per month of our common stock at $.01 per share for each additional month the note remains unpaid. If the notes are not paid before December 31, 2001, an aggregate of 600,000 shares may be so purchased. In the event these 600,000 shares are purchased, these shares of common stock will be issued in reliance of the exemption from registration provided by Rule 506 of the Securities Act of 1933.


ITEM 5: INDEX TO EXHIBITS


                  (1) (a)  Form of Placement Agreement
                      (b)  Form of Placement Agent's Warrant
                      (c)  Form of Placement Agent Registration Rights
                           Agreement(1)
                  (2) (a)  Articles of Incorporation, as amended
                           (Incorporated by reference to Exhibit 2 (a) of MedStrong's Registration Statement on Form SB-1 filed on March 22, 2001)
                      (b) By Laws (Incorporated by reference to Exhibit 2 (b) of MedStrong's Registration Statement on Form SB-1 filed on March 22, 2001)
                  (3) (a) Form of Common Stock Purchase Warrant, exercise price $.75
                      (b)  Form of Stock Certificate
                  (4)      Form Subscription Agreement
                  (6) (a)  Jerry R. Farrar Employment Agreement
                      (b) Master Services Agreement with Dominion Technology Partners
                      (c)  Agreement to Purchase Web Site and Domain Name
                      (d)  Lease for office space
                      (e)  Agreement with Best Benefits

                      (f)  Specimen Promissory Note for First Loan
                      (g)  Specimen Promissory Note for Second Loan
                      (h)  Form Lock-Up Agreement(1)
                      (i)  Form Escrow Agreement(1)
                      (j)  Warrant Agreement(1)
                  (10)(a)  Consent of Weinick Sanders Leventhal & Co., LLP
                      (b) Consent of Tannenbaum Helpern Syracuse & Hirschtritt LLP (included in Exhibit 11)
                  (11)     Opinion re: Legality



----------
(1) To be filed by amendment

                                   SIGNATURES


         The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rancho Palos Verdes, state of California, on May, 2001.



                                      MedStrong International Corporation

                                      By: /s/ Jerry R. Farrar
                                          -------------------------------
                                      Name:  Jerry R. Farrar
                                      Title: Chief Executive Officer

         This offering statement has been signed by the following persons in the capacities and on the dates indicated.



By:  /s/ Jerry R. Farrar                                     Date:  May 25, 2001
     -------------------------------                                ------------
Name:  Jerry R. Farrar
Title: Chief Executive Officer, President and Director

By:  /s/ Ronald Glime                                        Date:  May 25, 2001
     -------------------------------                                ------------
Name:  Ronald Glime
Title: Chief Financial Officer and Director


By:  /s/ Joel San Antonio                                    Date:  May 25, 2001
     --------------------------------                               ------------
Name:  Joel San Antonio
Title: Director

By:  /s/ David Scotch                                        Date:  May 25, 2001
     -------------------------------                                ------------
Name:  David Scotch
Title: Director

By:  /s/ Jeffrey D. Mamorsky                                 Date:  May 25, 2001
     -------------------------                                      ------------
Name:  Jeffrey D. Mamorsky
Title: Director

By:  /s/ David L. Knowlton                                   Date:  May 25, 2001
     --------------------------                                     ------------
Name:  David L. Knowlton
Title: Director